Delisting Determination,The Nasdaq Stock Market, LLC,
March 9, 2010, SteelCloud Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of SteelCloud Inc.
(the Company), effective at the opening of the trading session on March 19, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The Company was notified of the Staffs determination on July 8, 2009.
Upon review of the information provided by the Company, the Panel issed a decision dated October 5, 2009, granting the Company continued listing pursuant to an exception through January 4, 2010, by which date the Company was required to regain compliance with Listing Rule 5550(b)(1). However, the Company did not regain compliance by that date. On January 5, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on January 7, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 19, 2010.